    (As filed with the Securities and Exchange Commission August 25, 2000)

                                                               File No. 70-____

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                  ------------------------------------------
                                   FORM U-1
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -----------------------------------------------
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201

                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                 (Names of companies filing this statement and
                   addresses of principal executive offices)
        ---------------------------------------------------------------
                                     None
                (Name of top registered holding company parent)
     ---------------------------------------------------------------------
                                Larry Salustro
                   Senior Vice President and General Counsel
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                    (Name and address of agent for service)
 ----------------------------------------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel                   Bruce C. Davidson, Esq.
Wisconsin Electric Power Company            Brian D. Winters, Esq.
231 West Michigan Street                    Quarles & Brady LLP
P.O. Box 2046                               411 East Wisconsin Ave
Milwaukee, Wisconsin 53201                  Milwaukee, Wisconsin 53202
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                               TABLE OF CONTENTS

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
ITEM 1:   DESCRIPTION OF PROPOSED TRANSACTION.................................................................   1
     A.   Introduction and Request for Commission Action......................................................   1
     B.   Transco Legislation.................................................................................  11
     C.   Transco Operations and Organization.................................................................  14
     D.   Transferred Properties..............................................................................  18
     E.   Related Orders and Applications Pertaining to the Establishment of the Transco
          and Corporate Manager...............................................................................  22

ITEM 2:   FEES, COMMISSIONS AND EXPENSES......................................................................  23

ITEM 3:   APPLICABLE STATUTORY PROVISIONS.....................................................................  23
     A.   Section 10 Standards................................................................................  25
          1.   Section 10(b)..................................................................................  25
               a.   Section 10(b)(1)..........................................................................  26
               b.   Section 10(b)(2)..........................................................................  27
                    i.   Fairness of Consideration............................................................  27
                    ii.  Reasonableness of Fees...............................................................  28
               c.   Section 10(b)(3)..........................................................................  28
          2.   Section 10(c)..................................................................................  29
               a.   Section 10(c)(1)..........................................................................  29
               b.   Section 10(c)(2)..........................................................................  30
                    (i)  Efficiencies and Economies...........................................................  30
                    (ii) Integrated Public Utility System.....................................................  31
                         (a)  Physical Interconnection........................................................  33
                         (b)  Single Interconnected and Coordinated System....................................  33
                         (c)  Single Area or Region...........................................................  33
                         (d)  Localized Management, Efficient Operation and Effective Regulation..............  34
          3.   Section 10(f)..................................................................................  35
     B.   Section 3(a)(1).....................................................................................  36

ITEM 4:   REGULATORY APPROVALS................................................................................  39
     A.   Federal Power Act...................................................................................  39
     B.   State Public Utility Regulation.....................................................................  40
     C.   Other...............................................................................................  40
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                                     ToC-i

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
ITEM 5:   PROCEDURE...........................................................................................  40

ITEM 6:   EXHIBITS AND FINANCIAL STATEMENTS...................................................................  41
     A.   Exhibits............................................................................................  41
     B.   Financial Statements................................................................................  43

ITEM 7:   INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................................................  43

                                    ToC-ii

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ITEM 1: DESCRIPTION OF PROPOSED TRANSACTION

A.   Introduction and Request for Commission Action

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Wisconsin Energy Corporation ("WEC" or "Wisconsin Energy"), a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, and Wisconsin Electric Power Company ( "Wisconsin Electric"), a wholly-owned subsidiary of WEC and an electric utility company as defined by the Act, hereby request authorization for a transaction, as described in further detail below, in which: (i) Wisconsin Electric will transfer ownership and control over its transmission assets to American Transmission Company LLC ("ATC" or the "Transco"), a Wisconsin limited liability company formed on June 12, 2000, which will be a single-purpose transmission company; (ii) Edison Sault Electric Company ("Edison Sault"), a wholly-owned subsidiary of WEC and an electric utility company as defined by the Act, will transfer ownership and control over its transmission assets to the Transco;
(iii) Wisconsin Electric and Edison Sault will receive, in exchange for such transfer, member units of the Transco in proportion to the value of the transmission assets contributed; (iv) Wisconsin Electric will purchase Class A shares of ATC Management Inc. (the "Corporate Manager"), a Wisconsin corporation formed on June 12, 2000, in proportion to the value of the transmission assets contributed; and (v) Wisconsin Electric will purchase one Class B share of the Corporate Manager. WEC also requests an order from the Commission affirming its continued Section 3(a)(1) exemption from registration under the Act. As explained in Section E below, this request
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for Commission action is made in conjunction with several other such requests by other parties related to the formation of the Transco.

     In 1999, the State of Wisconsin enacted legislation that facilitates the formation of a single-purpose transmission company such as the Transco. As explained in more detail below, that legislation, among its other provisions, encourages public utility affiliates of Wisconsin holding companies to transfer ownership of their transmission assets to a transmission company. The legislation does so by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments these holding companies and their affiliates can make, after the transfer of assets to the Transco. The Transco will be managed by the Corporate Manager, which will also hold a portion of the Transco's membership interests. All participants in the Transco will ultimately own a direct or indirect interest in the Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco (except Edison Sault and South Beloit Water, Gas & Electric Company, which are not expected to invest in the Corporate Manager).

     In addition to Wisconsin Electric and Edison Sault the initial participants in the Transco will be Wisconsin Public Power Inc. ("WPPI"), Wisconsin Public Service Corporation ("WPS"), Madison Gas & Electric Company ("MGE"), Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas and Electric Company ("South Beloit"), and the Corporate Manager./1/ All utilities participating in the Transco are referred to herein as "Member Utilities". Other

___________________

     /1/The Commission, in HCAR No. 27206 (Aug. 2, 2000) authorized, among other things, WPL to become a member of the Transco and to acquire shares of the Corporate Manager.

                                       2
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transmission-owning utilities may, in the future, decide to become members of the Transco, as may non-transmission-owning utilities, based on their load ratio shares.

     Wisconsin Electric and Edison Sault intend to contribute their transmission assets to the Transco on or about January 1, 2001./2/

     WEC is a public utility holding company incorporated under the laws of the State of Wisconsin and is exempt pursuant to Section 3(a)(1) of the Act by order of the Commission from regulation by the Commission under the Act (except for Section 9(a)(2) thereof). Wisconsin Energy Corporation, Holding Company Act Release No. 27163 (April 10, 2000) ("WEC"). WEC's principal executive office is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203.

     WEC owns directly all of the common stock of two public utility companies:
Wisconsin Electric, a combination electric and gas utility company, and Edison Sault, an electric utility company. In addition, WEC owns all of the common stock of WICOR, Inc. ("WICOR"), a public utility holding company incorporated under the laws of the State of Wisconsin, which is exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. See WEC, supra. WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas Company ("Wisconsin Gas"), which is a gas utility company organized under the laws of the State of Wisconsin. On a consolidated basis at December 31, 1999, WEC had total assets of $6.2 billion. During 1999, WEC had, on a consolidated basis, total operating revenues


_____________________________

     /2/The Wisconsin legislation currently contemplates that the transfer of the transmission assets to the Transco will occur by January 1, 2001.

                                       3
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of $2.27 billion and net income of $209 million. WEC acquired WICOR on April 26,
2000, in a transaction accounted for as a purchase. Accordingly, WICOR is reflected in WEC's consolidated financial statements from and after the date of acquisition. WEC's June 30, 2000 consolidated financial statements are incorporated by reference in Item 6.B. After the acquisition of WICOR, WEC had consolidated total assets of $8.4 billion at June 30, 2000.

     Wisconsin Electric and Edison Sault are subject to regulation by (i) the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act (the "FPA") with respect to wholesale sales and transmission of electric power and gas, construction and operation of hydroelectric projects, gas marketing, and accounting and certain other matters; (ii) the Public Service Commission of Wisconsin (the "Wisconsin Commission") and the Michigan Public Service Commission (the "Michigan Commission"); and (iii) the Nuclear Regulatory Commission (the "NRC"), with respect to the activities of the nuclear facility in which WEC, through its subsidiary Wisconsin Electric, has an ownership interest. Wisconsin Gas is subject to regulation by the Wisconsin Commission.

     Wisconsin Electric is authorized to provide retail electric service in designated territories in Wisconsin and in certain territories in Michigan. Wisconsin Electric also sells wholesale electric power. At December 31, 1999, Wisconsin Electric had total assets of $5.0 billion. During 1999, Wisconsin Electric had total operating revenues of $2.02 billion, and net income of $212 million after dividends on preferred stock.

     Wisconsin Electric generates, transmits, distributes, and sells electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern

                                       4
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(including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. As of December 31, 1999, Wisconsin Electric had approximately 1.0 million electric customers. During 1999, Wisconsin Electric had electric operating revenues of $1.69 billion.

     Wisconsin Electric purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area, the Prairie du Chien area, and areas within Iron and Vilas Counties. The gas service territory has an estimated population of approximately 1,200,000. During 1999, Wisconsin Electric had gas operating revenues of $307 million.

     Effective May 31, 1998, WEC acquired ESELCO, Inc. ("ESELCO"), a holding company whose principal subsidiary was Edison Sault. ESELCO was merged with and into WEC with WEC the surviving company. Wisconsin Energy Corporation, Holding Company Act Release No. 26877 (May 21, 1998). Thus, Edison Sault is a wholly-owned direct subsidiary of WEC. Edison Sault is authorized to provide retail electric service in certain territories in Michigan. Edison Sault generates, transmits, distributes and sells electric energy in a territory of approximately 2,000 square miles with a population of approximately 55,000 in the eastern Upper Peninsula of Michigan. Edison Sault also provides wholesale electric service under contract with one rural cooperative. At December 31, 1999, Edison Sault had approximately 22,000 electric customers, and total assets of $75 million. During 1999, Edison Sault had electric operating revenue of $38 million and net income of $4 million.

                                       5
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     During 1999, Wisconsin Electric sold approximately 30.6 million megawatt-
hours (MWH) of electric energy (at retail and wholesale). Wisconsin Electric's net generation totaled 28 million MWH during 1999, with the remaining sales provided for by power purchases. For the year ended December 31, 1999, approximately 63.6% of Wisconsin Electric's MWH sales was obtained from coal-fired generation, approximately 22.0% from nuclear generation, approximately 2.7% from other generation, and approximately 11.7% was purchased. During 1999, Edison Sault sold approximately 0.8 million MWH of electric energy (at retail and wholesale). In 1999, Edison Sault generated 23.9% of its total electric energy requirements and purchased 76.1% of its requirements.

     At December 31, 1999, Wisconsin Electric's electric transmission system consisted of 2,870 miles of transmission circuits, of which 771 miles were operating at 345 kilovolts, 123 miles at 230 kilovolts, 1,652 miles at 138 kilovolts, and 384 miles at voltage levels less than 138 kilovolts. The transmission assets also include associated real property interests. At December 31, 1999, Wisconsin Electric was operating 21,987 pole miles of overhead distribution lines and 16,295 miles of underground distribution cable, as well as 350 distribution substations and 233,726 line transformers.

     Edison Sault owns two 138 kilovolt submarine transmission cable circuits, which interconnect with Consumers Energy Company in the Lower Peninsula of Michigan, as well as two 138 kilovolt substations, which interconnect with a 46 mile, 138 kilovolt transmission line owned and operated by Cloverland Electric Cooperative. In total, Edison Sault had 282 miles of transmission line in service at December 31, 1999, and maintained 792 miles of primary

                                       6
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distribution lines. Edison Sault renders service to its customers through approximately 8,600 line transformers.

     At December 31, 1999, Wisconsin Electric's gas distribution system included approximately 7,895 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company ("ANR"), Natural Gas Pipeline Company of American, Northern Natural Gas Company ("Northern Natural") and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant, which converts and stores in liquefied form natural gas received during periods of low consumption. The liquefied natural gas storage plant has a send-out capability of 70,000 dekatherms per day. Wisconsin Electric also has propane tanks for peaking purposes. These tanks can provide approximately 7,000 dekatherms of supply to the system.

     Wisconsin Electric also operates two district steam systems for space heating and processing. These systems are located in Milwaukee and in Wauwatosa, Wisconsin, and are subject to regulation by the Wisconsin Commission. The combined systems consist of approximately 43 miles of high and low pressure mains and related regulating equipment. Steam for the Milwaukee system is supplied by Wisconsin Electric's Valley power plant. Steam for the Wauwatosa system is supplied by Wisconsin Electric's Milwaukee County power plant.

     In addition, each of the following companies are direct non-utility subsidiaries of WEC:

     (a) Wispark Corporation ("Wispark"), which develops and invests in real estate, primarily business parks and industrial buildings.

                                       7
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     (b) Wisvest Corporation ("Wisvest"), which is a non-regulated energy services subsidiary that builds, owns, operates and maintains energy production facilities and invests in other energy-related projects.

     (c) Wisconsin Energy Capital Corporation ("WECC"), which engages in investing and financing activities.

     (d) Minergy Corp. ("Minergy"), which is engaged in the business of developing and marketing proprietary technologies designed to convert high volume industrial and mineral wastes into value-added products.

     (e) WEC International Inc. ("WECII"), which serves as WEC's international investment vehicle.

     (f) Witech Corporation ("Witech"), which is a venture capital company operating in the State of Wisconsin.

     (g) WEC Nuclear Corporation, formerly WEC Sub Corp., which has an ownership interest in Nuclear Management Company, L.L.C., a company which provides services to Wisconsin Electric in connection with the Point Beach nuclear plant and to other companies that own nuclear generating facilities.

     (h) Northern Tree Service, Inc., which is engaged in tree trimming in the State of Michigan's eastern Upper Peninsula.

                                       8
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     (i) Badger Service Company ("Badger"), which holds coal rights in Indiana.

     Effective April 26, 2000 WEC acquired WICOR, a holding company. See WEC, Supra. On a consolidated basis at December 31, 1999, WICOR had total assets of $1.1 billion. During 1999, WICOR had total operating revenues of $1.01 billion and net income of $53.8 million.

     WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas, a gas utility company which is organized under the laws of the State of Wisconsin. At December 31, 1999, Wisconsin Gas distributed gas to approximately 538,000 customers in 529 communities throughout Wisconsin. Wisconsin Gas' service area has a population of approximately 2,000,000. At December 31, 1999, Wisconsin Gas had total assets of $674 million. During 1999, Wisconsin Gas had total operating revenues of $439.5 million, and net income of $26.4 million.

     Wisconsin Gas owns a gas distribution system, which, on December 31, 1999, included approximately 9,300 miles of distribution and transmission mains, 455,000 service laterals and 535,000 active meters. Wisconsin Gas receives gas at gate stations throughout Wisconsin connected to the pipeline transmission systems of ANR, Northern Natural and Viking Gas Transmission Company.

     The following companies are direct non-utility subsidiaries of WEC's wholly-owned subsidiary WICOR:

     (a) WICOR Energy Services Company ("WICOR Energy"), which engages in natural gas purchasing and selling, and energy and price risk management.

     (b) FieldTech, Inc. ("FieldTech"), which provides meter reading and technology services for gas, electric and water utilities.

     (c) WICOR Industries, Inc. ("WICOR Industries"), an intermediate holding company, which holds the stock of WICOR's manufacturing subsidiaries and owns 100 percent of the voting securities of five direct subsidiaries: Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump Manufacturing Company ("SHURflo"), Hypro Corporation, WEXCO of Delaware, Inc. and WICOR Foreign Sales Corp. WICOR Industries and its subsidiaries manufacture pumps and fluid processing equipment including filtration equipment for residential, agricultural, and industrial markets worldwide.

     WICOR is a co-owner of Guardian Pipeline, L.L.C. ("Guardian"). Guardian is a limited liability company formed to construct, own and operate an interstate natural gas pipeline extending approximately 150 miles from the Chicago Market Hub near Joliet, Illinois, to near the Town of Ixonia, Jefferson County, in southeastern Wisconsin. Subsidiaries of CMS Energy Corporation and Northern States Power Company are equal one-third members with WICOR in Guardian. The pipeline will have a capacity of 750,000 dekatherms per day, will cost approximately $234 million, and is planned to be in service by November 1, 2002. Wisconsin Gas has committed to purchase 650,000 dekatherms per day of capacity in the pipeline.

                                       10
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B.   Transco Legislation

     In 1999, the State of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit single-purpose transmission company./3/ The Transco will charge a single system-wide average network rate to be phased in over 5 years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out" service, under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution services over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WEC, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of their assets to the Transco./4/ The Transco will be managed

_____________________________

     /3/1999 Wisconsin Act 9, (S)(S) 2335 tr to 2335 uh (Assembly Amendment to Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

     /4/Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible investments" (as defined in the Wisconsin Public Utility Holding Company
                                                                  (continued...)

                                       11
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by the Corporate Manager. All Transco participants will ultimately own direct or indirect interests in the Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco legislation, that participate in the Transco will purchase their interests for cash and will obtain ownership shares in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI,/5/ will purchase their interests for cash at a price that will keep the other participants whole, as explained below.

     The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open-access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco

_____________________________

     /4/(...continued)
     Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Public Service Commission of Wisconsin and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest Independent Transmission System Operator, Inc. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunications services; provide environmental engineering services; and manufacture or sell products that filter, pump, or process water or other fluids. All such assets in the WEC system will thus not count toward the investment cap if, among other things, Wisconsin Electric contributes its transmission assets to the Transco in accordance with the Transco Legislation.

     /5/WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political subdivision of the state. Section 66.073 of the Wisconsin Statutes.

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support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. It is presently expected that this transfer will occur on or about November 1, 2001.

     As previously stated, the initial participants in the Transco and the Corporate Manager will include, in addition to Wisconsin Electric and Edison Sault, WPL, South Beloit, WPPI, WPS, and MGE/6/. All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Transco. The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001, (the "Operations Date")./7/ The transmission systems of the Member Utilities are interconnected at various points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN")./8/ MAIN promotes coordinated planning, construction, operation, maintenance

_____________________________

     /6/The Corporate Manager will also initially own a less than 1% interest in the Transco.

     /7/The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, for a Wisconsin public utility holding company to obtain relief from the asset cap described in note 4 above, the holding company's affiliated transmission-owning utilities must commit to transfer their transmission assets to the Transco by January 1, 2000. Wisconsin Electric has made such a commitment to the Wisconsin Commission. It is not clear how a failure to actually effect a transfer by the Operations Date would affect relief under the asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that the Transco will begin operations on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

     /8/Edison Sault is part of the East Central Area Reliability (ECAR) group but is expected to become part of
                                                                  (continued...)

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and use of operation and transmission facilities by its members. The Member
Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning" law in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

C.   Transco Operations and Organization

     The Transco will have the exclusive duty to provide transmission service in geographic areas previously served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been transferred directly to the Midwest ISO. Wisconsin law prohibits the Transco from bypassing distribution systems and directly serving retail customers.

     It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more operating agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operation and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation./9/ The Member Utilities and the Transco will also enter into one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Additionally, the Member Utilities and the Transco will enter into a System Operating Agreement ("System

_____________________________

     /8/(...continued)
     MAIN by January 1, 2001.

     /9/Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

Operating Agreement") pursuant to which the Transco will provide, among other things, ancillary services and control-area operations at FERC-approved rates. Finally, the Transco will operate certain of Alliant Energy Corporation's transmission facilities outside of Wisconsin that are not being transferred to the Transco./10/ It is expected that such operations will be governed by an agency agreement ("Agency Agreement").

     In accordance with the Transco Legislation, all transmission owning Member Utilities will transfer all transmission assets to the Transco on the Operations Date. For purposes of establishing relative shares, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated depreciation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which may acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratio. It is expected that Wisconsin Electric's and Edison Sault's Contribution Value at December 31, 2000 will be approximately $252 million, and their aggregate initial interest in the Transco will approximate 50.8%. These ownership percentages may fluctuate based on various factors, including the number of participants in the Transco.

     WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but will not be contributing transmission assets. Because the participation of tax exempt entities like WPPI will reduce the transmission revenue

________________________

     /10/Alliant Energy Corporation is the holding company parent of WPL and South Beloit.

otherwise received by the Transco,/11/ such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually, such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to ensure that the return otherwise payable to the other transmission-contributing participants is not diminished because of the tax exempt entities' participation.

     The Corporate Manager will manage the Transco, and will employ all personnel necessary to operate the Transco. All costs and expenses of the Corporate Manager will be treated as Transco expenses. The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco.

     In accordance with the Transco's Operating Agreement, the Member Utilities will not be permitted to sell their interests in the Transco for a period of three years following the Operations Date, with certain exceptions./12/ After the three year period expires, any Transco interest may be freely transferred

_____________________________

     /11/Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax-exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax-exempt entities.

     /12/Interests may be transferred to another Member Utility or to a person who is and remains 100% directly or indirectly owned by the Member Utility selling its interest or the related holding company.

subject to any applicable legal constraints. The Member Utilities may exchange all or a portion of their Transco member units for shares in the Corporate Manager on a one-for-one basis at any time after the three years, or, if earlier, one year after an initial public offering by the Corporate Manager.

     No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be additional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

     Member Utilities will also purchase shares of the Corporate Manager for cash, in proportion to their percentage interests in the Transco. It is expected that Wisconsin Electric will pay approximately $50,000 for an approximate 50.8% interest in the Corporate Manager. The Corporate Manager will have two classes of stock: Class A and Class B. Wisconsin Electric will receive approximately 50.8% of the non-voting Class A shares, in proportion to its ownership interest in the Transco. Additionally, each Member Utility, including Wisconsin Electric, will receive one Class B voting share./13/ Each holder of a Class B share will be entitled to appoint one of the Corporate Manager's directors. All Class B shares will convert into Class A shares on the earlier of (i) the ownership by the Corporate Manager of more than 50% of the

     /13/Neither South Beloit nor Edison Sault will receive shares in the Corporate Manager.

Transco interests or (ii) the tenth anniversary of the Operations Date, unless the Corporate Manager's Board of Directors elects to override the conversion. Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after the Corporate Manager commences a public offering of its stock. Following the public offering, the Class A shareholders will have the right to elect a majority of the Board of Directors and the Class B shareholders will elect a minority of the directors, but each owner of a Class B share will continue to have the right to appoint one of the Corporate Manager's directors.


     More detailed information regarding the financing and governance of the Transco and the Corporate Manager is contained in the August 15, 2000 Application of Alliant Energy, SEC File No. 70-9735 (the "Alliant Application").

D.   Transferred Properties

     Wisconsin Electric and Edison Sault propose to transfer ownership and control of their transmission assets to the Transco. The Transco will acquire from Wisconsin Electric and Edison Sault transmission facilities that operate at voltages of 345 kV, 138 kV and 69 kV. The Wisconsin Electric and Edison Sault transmission assets proposed to be transferred include:

               . Transmission lines (including towers, poles, and conductors) and transmission substations;

               . Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

               . Lines providing connections to generation sources and step-up (plant) substations;

               . Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

               .    Substations that provide primarily a
                    transmission function; and


               .    Voltage control devices and power flow
                    control devices directly connected to the transmission system.

The determination as to what Wisconsin Electric assets constitute "transmission" assets to be transferred to the Transco has been made consistent with an order of the Public Service Commission of Wisconsin, dated July 13, 2000, in Docket No. 05-EI-119. The PSCW conducted a proceeding specifically to provide direction on this issue to the Wisconsin utilities./14/

     A breakdown of the transmission assets to be contributed to the Transco is provided in Exhibit I. It is expected that, as of December 31, 2000, the original cost of the Wisconsin Electric transmission assets and the Edison Sault transmission assets will be approximately $442.9 million and $41 million, respectively. The net book value (original cost less accumulated depreciation) of the Wisconsin Electric transmission assets and the Edison Sault transmission assets at December 31, 2000 is expected to be approximately $223.8 million and $31.4 million, respectively.

     The facilities Wisconsin Electric and Edison Sault will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution

______________________

     /14/See Investigation into the Classification of Transmission Facilities Pursuant to Wis. Stats. (S) 196.485(1)(h), Docket No. 05-EI-119.

facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.

     Wisconsin Electric currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue to provide such service as Wisconsin Electric's agent. Consequently, transmission customers that use Wisconsin Electric's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over Wisconsin Electric's current transmission and distribution system.

     The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco will also be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.

     Wisconsin Electric and Edison Sault will each enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of their respective transmission assets. The transmission assets transferred to the Transco will include

Wisconsin Electric's rights and interests in any contracts under its existing Open Access Transmission Tariff (the "Wisconsin Electric OATT").

     In addition to the assets from Wisconsin Electric and Edison Sault, it is expected that the Transco will also acquire transmission assets from WPL, South Beloit, MGE and WPS. For a description of these assets, including original cost, net book value and Contribution Value, see Exhibit I hereto. The Transco is also expected to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each member unit initially issued in exchange for transmission assets.

     The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell them under its OATT. The Transco expects to enter into agreements to purchase must-run and ancillary services from generators in the control areas of Wisconsin Electric, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

     Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission services under its OATT to those existing open access customers currently served by Wisconsin Electric under the existing Wisconsin Electric OATT and to any other eligible customer requesting transmission service from the Transco. Wisconsin Electric will become a transmission customer of the Transco under its transmission tariff. Where Wisconsin Electric is responsible for providing transmission service under agreements or tariffs pre-dating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

E. Related Orders and Applications Pertaining to the Establishment of the Transco and Corporate Manager

     On August 3, 2000, Alliant and WPL obtained a Commission order authorizing them to: (i) acquire small membership interests in the Transco; (ii) acquire a small percentage of the capital stock of the Corporate Manager; and (iii) authorizing Alliant, through September 30, 2001, to guarantee the Transco's payment obligations under a credit agreement and to enter into a reimbursement agreement with the Transco./15/

     On August 15, 2000, WPL, South Beloit, the Transco and the Corporate Manager filed the Alliant Application seeking Commission authorization for: (i) WPL to transfer ownership and control over its transmission assets to the Transco; (ii) South Beloit to transfer ownership and control over its transmission assets to the Transco; (iii) WPL and South Beloit to receive, in exchange for their transmission assets, member units, i.e., shares, of the Transco; (iv) WPL to purchase Class A shares of the Corporate Manager; (v) WPL to purchase one Class B share of the Corporate Manager; (vi) the Transco's issuance of member units in exchange for transmission assets, in the case of transmission-owning Transco members, or cash, in the case of

_________________

     /15/Alliant Energy Corporation, HCAR No. 27206 (August 3, 2000).
         --------------------------
transmission-dependent Transco members; and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments.

     WPL and South Beloit have also sought Commission authorization through June 30, 2004 for external financing by the Transco and the Corporate Manager through various forms of (i) short-term debt financing; (ii) long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco.

     This Application, the Alliant Application and any applications filed by other Member Utilities should be viewed as companion filings. All must be approved expeditiously if the Transco is to commence operations prior to the Operations Date. If the Commission does not act within this timeframe certain Applicants will be in violation of the Transco Legislation and may face adverse regulatory consequences./16/

ITEM 2:   FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred, or to be incurred, in connection with the transactions proposed herein will be filed by amendment.

ITEM 3:   APPLICABLE STATUTORY PROVISIONS

     The Applicants believe that the proposed transaction is regulated by Sections 9(a)(2), 10 and 3(a)(1) of the Act. To the extent the Commission finds that the transaction requires


_________________

     /16/For example, pursuant to Wis. Stats. (S) 196.485(8), any public utility affiliate that does not complete the contribution of its transmission facilities to the Transco by January 1, 2000, will be subject to a penalty of $25,000 for each day that the contribution is delayed if the Transco is legally able to accept the contribution.

authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, the Applicants hereby request such authorization, approval or exemption.

     When the transmission assets of the Member Utilities are transferred to the Transco, the Transco will become an "electric utility company" under Section 2(a)(3) of the Act and a "public utility company" under Section 2(a)(5). In addition, it is possible that the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will also become an "electric utility company" and a "public utility company." For purposes of this Application, the Applicants have assumed that the Commission will consider the Corporate Manager to be a "public utility company." However, the Applicants reserve the right to make a future filing demonstrating that the Corporate Manager should not be considered to be a public utility company.

     As a result of the proposed transaction, Wisconsin Energy will be indirectly acquiring 5% or more of the outstanding voting securities of the Transco. Wisconsin Energy already maintains such an interest, directly or indirectly, in Wisconsin Electric, Edison Sault and Wisconsin Gas, all of which are public utility companies under Section 2(a)(5) of the Act. As a consequence, Wisconsin Energy's indirect acquisition of an interest in the Transco will be subject to the Commission's approval pursuant to Section 9(a)(2) of the Act. Similarly, if the Corporate Manager is considered to be a public utility company, Wisconsin Electric will be directly acquiring more than 5% of two public utility companies (the Transco and the Corporate

Manager)/17/. Therefore, the Applicants believe that the proposed transaction cannot proceed without the Commission's approval under Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

A.   Section 10 Standards

     The statutory standards to be considered by the Commission in evaluating the transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth in detail below, the transaction fully complies with such sections.

     1.   Section 10(b)

          Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisitions will unduly complicate the capital structure of the holding-company of the applicant or will be detrimental to the public


___________________

     /17/Although Edison Sault may acquire more than 5% of the voting securities of the Transco, it will not acquire any shares in the Corporate Manager. Since Edison Sault does not have any other utility affiliates, the Applicants believe that its direct acquisition of member units in the Transco, as opposed to WEC's indirect acquisition of those units, is not subject to the Commission's approval under Section 9(a)(2) of the Act.

               interest or the interest of investors or consumers or the proper functioning of such holding-company system.

          a.   Section 10(b)(1)

     The proposed transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumer.

     The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager. The employees of the Transco and the Corporate Manager will not be employees of any of the member utilities. Therefore, any interlocking relations will be minimal, at most.

     Similarly, the proposed transaction will not tend toward any "concentration of control of public utility companies" that is detrimental to the public interest or the interest of consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five member utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of these Member Utilities -- WPPI -- currently has no such input. Indeed the creation of the Transco will encourage competition, rather than concentrate control.

     b.   Section 10(b)(2)

     Under Section 10(b)(2) of the Act, the Commission must determine whether the consideration to be paid in connection with the transaction "including all fees, commission and other remuneration ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of ... the utility assets underlying the securities to be acquired ...."

          i.   Fairness of Consideration

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in, and the earning capacity of, the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including Wisconsin Electric and Edison Sault, can expect to earn a fair return on their investment.

          ii.  Reasonableness of Fees

     An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transaction. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind and that the standards of Section 10(b)(2) are thus satisfied.

     c. Section 10(b)(3)

     Section 10(b)(3) requires that the Commission determine whether the proposed transaction will unduly complicate WEC's or Wisconsin Electric's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of WEC's system. The corporate capital structure of WEC or Wisconsin Electric after the consummation of the proposed transaction will not be unduly complicated.

     The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent member units (LLC interests) of the Transco. Although such structure introduces an additional corporate layer into the WEC system, the Transco and the Corporate Manager will, as a practical matter, function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly"./18/

     In any event, as set forth more fully elsewhere in this Application/Declaration the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the WEC holding company system.

          2.   Section 10(c)

     Section 10(c) of the Act provides that:

          Notwithstanding the provisions of subsection (b), the Commission shall not approve:

          (1) An acquisition of securities or utility assets, or of any other asset, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of any integrated public utility system ....

               a.   Section 10(c)(1)

     Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of
Section 8 of the Act, or detrimental to the carrying out of the provisions of
Section 11 of the Act.


____________________

     /18/Upon the transfer of transmission assets to the Transco, Wisconsin Electric may be deemed to be a "holding company" under the Act because of its more than 10% ownership interests in the Transco and the Corporate Manager. Consequently, Wisconsin Electric will file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act.

     Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in, or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, subject to the right of each Member Utility to appoint a director of the Corporate Manager, voting powers are generally allocated based on contributions to the Transco. Accordingly, the proposed transactions meet the standards of Section 11(a) of the Act.

          b.   Section 10(c)(2)

     As the following discussion will demonstrate, the proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system as required by Section 10(c)(2) of the Act.

               (i)  Efficiencies and Economies.

     As described more fully above, the proposed transaction tends toward the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation; and (ii) by tying together control, planning, maintenance and financial responsibilities for the Member Utilities' transmission facilities into a single company having an independent, stream-lined and cost-efficient operation, synergies will be created that result in better service in the region and non-discriminatory access for all transmission users will be assured.


                    (ii)   Integrated Public Utility System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

            a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of those developments./19/

__________________________

     /19/ See, e.g., American Electric Power Co., HCAR No. 27186 (June 14, 2000)
                     --------------------------
     ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug. 1 1997)
                    -------------------------
     (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104/th/ Cong., 1/st/ Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87
                                      ----------------
     (1991) (stating that "an agency is not required to" establish rules of conduct to last forever, "but rather must be given ample latitude to "adopt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1/st/
                          --------------------
     Cir. 1945) (stating that an agency "is expected to treat experience not as a jailer but as a teacher").

     Based on the statutory definition, the Commission has established four standards that must be met before it will find that an integrated public-utility system will result from a proposed acquisition of securities:

            (1)  the utility assets of the system are
            physically interconnected or capable of physical interconnection;

            (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

            (3)  the system must be confined in its operations


            to a single area or region; and

            (4)  the system must not be so large as to impair
            (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation./20/

The proposed transaction satisfies all four of these requirements. In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of ... changed and changing circumstances."/21/ Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transaction.

______________________

     /20/ Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9/th/ Cir.
          ---------------------------------
     1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).
                    --------------------------

     /21/ AEP Order.
          ---------

          (a)  Physical Interconnection

     In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in Item 1, the utility assets to be owned by the Transco are already physically interconnected.

         (b) Single Interconnected and Coordinated System.

          Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy dictate./22/ As discussed above, the transmission assets that will be transferred to the Transco will be operated in a manner that satisfies the standard of economic and coordinated operations in
Section 2(a)(29)(A) of the Act. Moreover, the proposed transaction is expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

          (c)  Single Area or Region

     The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and

_________________________

     /22/ See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992).
             -----------

Illinois. Through the membership of additional transmission-owning-utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

          (d)  Localized Management, Efficient Operation and Effective
               Regulation

     The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transaction fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of :

          (1)  responsiveness to local needs/23/;

          (2) whether management and directors were drawn from local utilities/24/;

          (3)  the preservation of corporate identities/25/; and


          (4)  the ease of communications/26/.

______________________________

     /23/ See American Electric Power Co., HCAR No. 20633 (July 31, 1978)
          ------------------------------
     (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public
                                                            --------------
     Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in
     --------------
     terms of "local problems and matters involving relations with consumers").

     /24/ See Centerior Energy Corp., HCAR No. 24073 (April 29, 1986)
              ---------------------
     (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities).

     /25/ See Northeast Utilities, HCAR No. 25221 (December 21, 1990) (utilities
          -----------------------
     "will be maintained as separate New Hampshire corporations ... [t]herefore the advantages of localized management will be preserved"); Columbia Gas
                                                                 ------------
     System, Inc., HCAR No. 24599 (March 15, 1988) (benefits of local management
     -----------
     maintained where the utility to be added would be a separate subsidiary).

     /26/ See American Electric Power Co., HCAR No. 20633 (July 21, 1978)
              ---------------------------
     (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation").

These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin Legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility will elect one director to the Corporate Manager's Board of Directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Finally, communication between the Transco and its members will flow easily./27/


               3.   Section 10(f)

          Section 10(f) provides that:

               the Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. As already discussed, Wisconsin law provides an incentive for Wisconsin public utility holding companies to transfer their transmission assets to a single-purpose transmission company such as the Transco will be. The Wisconsin Transco Legislation also facilitates and regulates the proposed transaction. As described below, the transaction requires the approval of the Wisconsin Commission. Thus, the requirements of Section 10(f) are satisfied.

______________________

     /27/ In addition, under the Transco Legislation, the Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to "eliminate[ ] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service." Section 196.485(3)(c) of the Wisconsin Statutes.

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

B.   Section 3(a)(1)

     Section 3(a)(1) provides that unless the Commission would find an exemption "detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt any holding company from registration if such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

As previously noted, WEC is currently a Section 3(a)(1) exempt holding company pursuant to Commission order. After completion of the proposed transaction, WEC will continue to satisfy the requirements of Section 3(a)(1).

     Section 2(a)(8) of the Act provides that a utility, such as the Transco will be and the Corporate Manager may be, is a "subsidiary company" of any entity that owns at least 10% of its voting securities. Because WEC will own (indirectly through Wisconsin Electric and Edison Sault) more than 10% of the Transco and the Corporate Manager, each will be a "subsidiary company" of WEC.

     In its recent order granting WEC exemption from registration under Section 3(a)(1) in connection with its acquisition of WICOR, the Commission stated:

               Wisconsin Gas will remain the sole public-utility subsidiary of WICOR and will become an indirect, wholly owned subsidiary of WEC. Wisconsin Gas is incorporated under the laws of the state of Wisconsin and conducts all of its gas business within Wisconsin. WICOR will obtain 100 percent of its utility gross revenues from within Wisconsin, and WEC will obtain approximately 94 percent of its utility gross revenues from Wisconsin. The remaining six percent of utility gross revenues primarily come from [Wisconsin Electric's] and Edison Sault's operations in the Upper Peninsula of Michigan. Using the net operating revenues test, the number would be lower than six percent./28/

Based on that analysis the Commission concluded that WEC (and WICOR) would satisfy the standards of Section 3(a)(1), and issued an order granting exemption from registration.

     WEC's (indirect) acquisition of an interest in the Transco will have only a de minimis effect on the calculations the Commission relied on its April 2000
----------
order. All of the Transco's assets will be located in Wisconsin, with the exception of the Edison Sault and Wisconsin Electric transmission assets located in the Upper Peninsula of Michigan and some South Beloit transmission assets located in Illinois. The rates ultimately charged for the Transco's services, and thus its revenues and earnings, will be based largely on the value of its assets. WEC's share of the Transco's revenues and earnings attributable to activity in Michigan will actually be less than the imputed transmission revenue and earnings WEC currently receives from Michigan./29/ The reason is that WEC currently has a 100% (indirect) interest in its Michigan transmission assets but, upon transfer of those assets to the Transco, will have only a 50.8% (indirect) interest in them. The estimated value of South Beloit's Illinois transmission assets that will be transferred to the Transco is approximately $590,000 or 1/10 of 1% of the Transco's total assets.
________________________

     /28/ HCAR No. 27163 (April 10, 2000).


     /29/ Currently, most of the transmission service that WEC's utility subsidiaries provide to their customers is bundled with the power those customers purchase. As a result, revenue and earnings attributable only to the sale of transmission service are not broken out but can be thought of as "imputed." Because the Transco will sell unbundled transmission service, once the Transco begins operation WEC will be able to identify its pro rata share of earnings and revenue attributable to transmission.

Thus, WEC's pro rata share of earnings and revenue attributable to the Illinois assets will be insignificant.

     Accordingly, the Applicants believe that WEC will retain its current
Section 3(a)(1) exemption after Wisconsin Electric's acquisition of interests in the Transco and Corporate Manager and Edison Sault's acquisition of interests in the Transco. On the Operations Date, the Transco and the Corporate Manager will clearly be "predominantly intrastate in character" and will carry out nearly all of their business in Wisconsin, the state where they are organized. Applicants estimate that until and unless additional non-Wisconsin utilities join the Transco, the Transco will derive approximately 95% of its revenues and income from Wisconsin activities. Similarly, approximately 95% of the total value of the Transco's transmission assets will be associated with transmission facilities located in Wisconsin. These figures are well within the ranges the Commission has previously found to be acceptable./30/

     For these reasons, WEC requests that the Commission affirm WEC's exemption from registration under Section 3(a)(1) of the Act.

     Wisconsin Electric may become a utility holding company in its own right as a result of its acquisition of a greater than 10% interest in the Transco and, assuming it is considered to be a public utility company, the Corporate Manager. Given that the Transco and the Corporate Manager will be "predominantly" Wisconsin utilities that carry out nearly all of their business in Wisconsin on the Operations Date, the Applicants believe that Wisconsin Electric will qualify for exemption from registration pursuant to Rule 2. Consequently, upon the completion of the

_________________________

     /30/ See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (February 10,
                     ----------------------
     1999).

transaction described in this Application, Wisconsin Electric will file an exemption statement on Form U-3A-2 pursuant to Rule 2.

     Edison Sault will own less than 10% of the Transco and will not have any ownership interest in the Corporate Manager. Consequently, the Transco and Corporate Manager will not be subsidiaries of Edison Sault for purposes of the Act and Edison Sault will not become a utility holding company. Edison Sault will therefore not be required to seek an exemption under the Act.

ITEM 4:   REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that the Applicants have obtained or expect to obtain in connection with the proposed transaction. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency is known to have jurisdiction over the proposed transaction.

     A.   Federal Power Act.

          Under Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed transaction. Wisconsin Electric filed an application with the FERC on January 6, 2000, for authorization to transfer ownership and control of certain transmission facilities to ATC (referred to in the proceeding at the FERC as "Wisconsin Transco"). On March 31, 2000, the FERC issued an order authorizing the transfer as consistent with the public interest. /31/Edison Sault will shortly file a similar application with the FERC.


__________________________

     /31/ Wisconsin Electric Power Company, Docket No. EC00-45-000, Order Authorizing Disposition of Jurisdictional Facilities (March 31, 2000), 90 FERC (P) 61,346.

     B.   State Public Utility Regulation

          Pursuant to Wis. Stat. (S)196.584(5)(b), a public utility affiliate may not contribute transmission facilities to the Transco without the approval of the Wisconsin Commission. Wisconsin Electric will shortly file an application with the Wisconsin Commission seeking approval of the proposed transaction.

          Approval of the Michigan Commission is not required for the transfer of the transmission assets located in Michigan. However, a utility must notify the Michigan Commission in writing at least thirty days prior to any transfer to a non-utility affiliate of any utility asset or property exceeding a fair market value of $100,000. Wisconsin Electric and Edison Sault will provide the required notice to the Michigan Commission. In addition, to the extent that the current classification of the affected Michigan assets is inconsistent with the approach adopted by the Wisconsin Commission in its recent order, the Michigan Commission will be asked for authority to reclassify those assets.

     C.   Other

          The Applicants may file other applications for, or request, certain other consents or authorizations by federal, state, or municipal agencies in connection with any activities subject to regulatory approval.

ITEM 5:   PROCEDURE

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than December 1, 2000 in order to accommodate a closing before December 15, 2000. This will facilitate the Member Utilities' meeting the January 1, 2001 deadline contemplated by the Transco Legislation for the commencement of Transco operations and the timely completion of the transmission asset transfers that are required in order for the Wisconsin public utility holding companies to qualify for relief from the Wisconsin non-utility asset cap limit.

     The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the Order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6:   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1 Form of Articles of Organization of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-2 Form of Operating Agreement of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-3 Form of Articles of Incorporation of the Corporate - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-4 Form of By-laws of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-1  Form of O&M Agreements.*

          B-2  Form of Services Agreements.*

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

          B-3  Form of System Operating Agreement.*

          B-4  Form of Agency Agreement.*

          C    Not Applicable.

          D-1  Application of Wisconsin Electric to FERC.*

          D-2  Application of Edison Sault to FERC.*

          D-3  Order of FERC regarding Wisconsin Electric Application.*

          D-4  Order of FERC regarding Edison Sault Application.*

          D-5 Application of Wisconsin Electric to Public Service Commission of Wisconsin.*

          D-6 Order of Public Service Commission of Wisconsin regarding Wisconsin Electric.*

          D-7  Notice of Edison Sault to Michigan Public Service Commission.*

          D-8  Notice of Wisconsin Electric to Michigan Public Service
               Commission.*

          D-9  Application of the Transco to FERC.*

          D-10 Order of FERC regarding Transco Application.*

          E Interconnection Map -- to be incorporated by reference or filed pursuant to Form SE*

          F-1  Preliminary Opinion of Counsel.*

          F-2  Past-tense Opinion of Counsel.*

          G.   Not applicable.

          H.   Form of Notice.*

          I.   Description and valuation of transferred assets.*

* To be filed by amendment.

     B.   Financial Statements.

          1.1 Balance Sheet of Wisconsin Energy and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Energy for the quarter ended June 30, 2000) (File No. 001-09057).

          1.2 Statement of Income of Wisconsin Energy and consolidated subsidiaries for the six months ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Energy for the quarter ended June 30, 2000) (File No. 001-09057).

          1.3 Balance Sheet of Wisconsin Electric, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric for the quarter ended June 30, 2000) (File No.001-01245).

          1.4 Statement of Income of Wisconsin Electric for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric for the six months ended June 30, 2000) (File No. 001-01245).

ITEM 7:   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

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

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigneds thereunto duly authorized.

                                      WISCONSIN ENERGY CORPORATION

                                      By: /s/ Larry Salustro
                                          ----------------------------
                                          Larry Salustro
                                          Senior Vice President and General
                                          Counsel


                                      WISCONSIN ELECTRIC POWER COMPANY

                                      By: /s/ David K. Porter
                                          ----------------------------
                                          David K. Porter
                                          Senior Vice President

                                      Dated:  August 25, 2000

                                       44